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Legion M Entertainment

The world's first FAN-OWNED entertainment company.



LEGION M
THE FAN-OWNED FUTURE OF FILM AND TELEVISION

Website | LOS ANGELES, CA | FILM & VIDEO

Legion M is the first entertainment company built to be owned by fans. Enabled by disruptive new securities laws, we're giving you a seat at the table -- and a stake in the outcome -- as we unite fans to shape the future of Hollywood!

$0.00 raised

$11,845,009 previously crowdfunded

0 Investors	$48.5M Valuation
$15.00 Price per Share	$105.00 Min. Investment
Common Shares Offered	Equity Offering Type
$3M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Following

Reasons to Invest

- MOONSHOT OPPORTUNITY: Founded by Emmy-winning digital pioneers, Legion M is using disruptive new securities laws (the JOBS Act) to innovate in a multi-trillion dollar global industry.
- INFLECTION POINT: The company is at an inflection point, with growing revenue and some of the biggest announcements in our history (see below).
- MAKE HISTORY: Join nearly 30,000 investors uniting to create the next great media company!

BREAKING NEWS:

- **We packaged and sold our first TV series!** In August of 2021 Legion M signed a deal with a major streaming company for the sale of an adult animated series. Due to confidentiality agreements we cannot yet reveal the name of the series or the partner, but the project is in development at the streamer with a release expected in 2022 or 2023 (though it's always possible shows at this stage could be delayed or cancelled).
- **We're shooting a new movie!** In September of 2021 filming began for *The Man In the White Van*, an elevated true-crime thriller starring Sean Astin, Ali Larter, Madison Wolfe, Brec Bassinger and Skai Jackson. The film is produced by Legion M and Garrison Film with financing provided by Garrison Film. The film is expected to release in 2022, and ***every Round 8 Investor can have their name included in the credits!***
- **Shareholder Vote on Stock Split.** This November, Legion M shareholders will vote on a 10:1 stock split. If the vote passes, the split will occur after

Round 8 closes. Investments that have closed prior to November 1 will be eligible to participate in the vote.



OVERVIEW

FANS OF THE WORLD, UNITE!



ENTERTAINMENT
IS A MULTI-TRILLION-DOLLAR GLOBAL INDUSTRY, HOME TO SOME OF THE MOST VALUABLE COMPANIES ON EARTH...
IT'S ALSO
POWERED BY FANS.

We founded Legion M because we saw a once-in-a-lifetime opportunity to create an entertainment company OWNED by fans.

Why? Because no matter where you sit in the value chain, a built-in audience is one of the most valuable assets in entertainment. By uniting fans as shareholders, we're creating a built-in audience for everything we do.



WE BUY THE TICKETS.
WE PAY THE SUBSCRIPTIONS.
WE DECIDE WHAT TO WATCH.
UNITED WE HAVE THE POWER.



OWNED BY FANS

Legion M's logo is the Roman numeral for 1 million. That's because **our long-term goal is to unite 1 million fans as shareholders** of the company, creating a massive grassroots audience — a Legion of fans — that we believe could make Legion M one of the most influential companies in Hollywood.

"The idea of setting up a company that will be owned by the fans - I think that is a wonderful idea. So good, I wish I thought of it myself!"

-Stan Lee
Co-creator of the Marvel Universe



TEAM

Emmy-Winning Digital Pioneers

Co-founders Paul Scanlan and Jeff Annison are Emmy-winning serial entrepreneurs and digital pioneers. In 1999, the duo (along with one other cofounder) started MobiTV, the first company in the U.S. to launch live streaming television on mobile phones. From 2003 to 2009, the trio grew the company into a worldwide leader in streaming media with 300+ employees, more than $100 million of VC investment, and an Emmy Award for innovation in television.

In addition, Legion M has attracted a top-tier advisory board that includes billion-dollar producer Dean Devlin, Eric Ries (author of "The Lean Startup"), and current/former executives from Netflix, Sony, Lucasfilm, Epic Games, and MGM.



Invest in a Diversified Slate of Projects

Since Legion M was founded in 2016, we've developed a slate of projects diversified across genre, medium, business model, and risk profile. We've demonstrated an ability to work with top tier partners, from billion-dollar producers like Dean Devlin (*Independence Day, Stargate, Leverage, The Librarians*) and Michael Uslan (*Batman, The Dark Knight, Joker*) to renowned creators like Stan Lee (creator of the Marvel Universe) and Kevin Smith (*Clerks, Dogma, Mallrats*) and top-shelf distributors partners including NEON (*Parasite, I Tonya*), Bleecker Street (*The Assistant, Beasts of No Nation*), Searchlight (*JoJo Rabbit, The Shape of Water*), SpectreVision (*No Man of God, Color out of Space*) and Nederlander Worldwide Productions (*Hamilton, Wicked, The Lion King*).





Note: This chart shows gross revenue only. For complete audited financial statements along with management's discussion and analysis of the results, please see the offering document.

LEGION M SHARE PRICES[1]

ROUND	ROUND OPEN DATE	SHARE PRICE

ROUND 1	MARCH 2016	$7.00
ROUND 2	MARCH 2017	$7.47
ROUND 3	MAY 2018	$8.32
ROUND 4	OCTOBER 2018	$8.88
ROUND 5	JULY 2019	$10.00
ROUND 6	NOVEMBER 2019	$10.65
ROUND 7	AUGUST 2020	$11.96 AVERAGE ($14.28 TO $11.42 RANGE) EFFECTIVE SHARE PRICE, DEPENDING ON BONUSES [2,3]
ROUND 8	OCTOBER 2021	$15.00 TO $12.50 EFFECTIVE SHARE PRICE, DEPENDING ON BONUSES [2,4]

1. *Legion M's share price is not set on an open market the same way a publicly traded stock is. Instead, the company sets the stock price, and the public decides whether or not they would like to buy it.*
2. *Beginning in Round 7, Legion M's offerings included the opportunity to receive bonus shares as a reward, which changes the effective share price paid by the investor.*
3. *The average effective share price for Round 7 was determined by dividing the total amount raised by the total number of shares issued (inclusive of bonus shares).*
4. *The effective share price for Round 8 depends on the amount invested and the bonuses (if any) the investor qualifies for.*

THE PROBLEM

Entertainment is a "hit-driven business"

Entertainment can be extremely lucrative, but is also unpredictable. Consumer trends, technologies, and distribution models are constantly changing. Movies and TV shows are expensive bets, with budgets that can reach the tens or hundreds of millions of dollars. Every project has potential to be a breakout hit...but even the biggest names in the business sometimes strike out.

How can you improve your odds of success?



THE SOLUTION

Harnessing the Power of Fans

While technologies and trends will come and go, there's been one constant in

entertainment since the earliest days of silent film: **the importance of the audience**. It's the audience (or lack thereof) that determines success or failure, and the audience that's responsible for every penny in ticket sales, subscription fees, and advertising revenue.


IMAGINE THE POWER OF 1 MILLION FANS
SCOUTS
VIEWERS
CREATIVES
ADVOCATES
EVANGELISTS
CONTRIBUTORS
TICKET BUYERS
SHAREHOLDERS

That's why a company owned by fans is such a powerful idea. When we pool our collective power, we have potential to:

- Fill theaters opening night
- Negotiate better terms
- Attract the best talent
- Harness the "wisdom of the crowd" to make decisions
- Find the next big thing
- Reduce downside risk
- Increase the chance of creating a hit

We believe that by harnessing the power of fans, Legion M can create SUSTAINABLE LONG TERM COMPETITIVE ADVANTAGES that could potentially make Legion M one of the most influential companies in Hollywood.


MANDY
A Case Study
01:12

OPENING THE GATES OF HOLLYWOOD

HAVING FUN = GOOD BUSINESS

Most companies view investors simply as a source of capital. For Legion M, they are the foundation of our business. We are a community as well as a corporation, and our job is to create value for this community with things like:

- Invitations to red carpet premieres

- Set visits
- Roles as extras in our films
- Special events (e.g. Stan Lee Handprint Ceremony, Saturn Awards, etc)
- Opening weekend meetups for movie releases
- Online Q&A's with actors, directors, and other Hollywood insiders
- Special Investor-Only offers, discounts, and invitations
- Lounges at events like Comic Con and Sundance Film Festival
- FILM SCOUT app and Elite Scout Program
- Inclusion in the Legion M production credit


MORE OPPORTUNITIES
for our shareholders to engage with our projects!
MORE SUPPORT
for our projects when they release!
LEGION M
BIGGER PROJECTS
and the ability to negotiate better terms!
GREATER SUCCESS
for our projects in the marketplace!

The wonderful thing about a fan-owned company is that financial ROI and fun are not mutually exclusive. The more engaged and excited our audience is, the more buzz and value we create for the project, which in turn increases the project's chances of success to the benefit of the company and all of its shareholders.



OUR BUSINESS

HOW WE MAKE MONEY

Legion M has growing revenue from a diversified array of business models. We focus on areas where we can use our community to create competitive advantages, including:

FINANCING

We pool money from fans to make strategic

investments in projects.

PRODUCTION
We earn producer's fees and/or backend in exchange for production services.

DISTRIBUTION & RELEASE PARTNERSHIPS
We earn fees and/or backend in exchange for helping distribute and release projects.

MERCHANDISING AND LICENSING
We earn product margin and/or royalties for the sale of consumer products (e.g. apparel) and media (e.g. DVDs) for our projects.

DEVELOPMENT
We harness the "wisdom of the crowd" to find, develop, package, and sell new projects and IP.

WHY INVEST

Let's Make an M-Shaped Dent in the Universe!

Entertainment is a multi-trillion dollar industry, and we believe Legion M is the sort of idea that can transform it. If we're successful in achieving our goal of 1 million shareholders, we believe Legion M could become one of the most influential companies in Hollywood.



THE MAKINGS OF A MOONSHOT

IF VALUATIONS WERE REPRESENTED BY BUILDINGS...

DISNEY ($317 BN market cap) would be 6,539 story skyscraper – over 17 miles tall!

NETFLIX ($258 BN market cap) would be 5,328 stories, 52X the height of the Empire State Building!



Assumptions: Market Caps are as of 9/28/21, height of 1 floor = 14 feet (same as Empire State Building). Presented to illustrate the relative stage of companies' development; there can be no assurance as to future growth.

Source | Source

Dear Investor:

Legion M is an early stage company. In fact, thanks to the JOBS Act, you have the opportunity to invest at a stage traditionally reserved for angel investors and venture capitalists. This is a risky proposition -- the fact is, most startups fail.

But startups that succeed can change the world. Every great disruption starts with entrepreneurs and investors willing to take a risk on something that's never been done before.

What we're doing is hard, but we've beaten the odds before and believe we can do it again. If you can bear the risk and want to shoot for the moon with us, we'd love to have you on the team!

Paul Scanlan & Jeff Annison
Cofounders, Legion M



Meet Our Team



Paul Scanlan
Cofounder & CEO
Emmy winning serial entrepreneur, Cofounder/President MobiTV, 2011 Forbes "Names You Need to Know", Adjunct Lecturer of Entrepreneurship at NU Kellogg.





Jeff Annison
Cofounder & President
Emmy winning serial entrepreneur, Cofounder/VP Product Development MobiTV and Cofounder CEO of Underground Labs/New York Rock Exchange. 1995 UCLA BS Mechanical Engineering.





Terri Lubaroff
COO | Head of Content
5+ year Film/TV development, Sr. VP Humble Journey Films-Paramount/CBS, talent/lit management, entertainment lawyer, COO Meltdown Entertainment, Co-Founder Meltdown Tech Incubator, JD University of Florida.





David Baxter
V.P. of Development
20+ years film/TV development, marketing master, WGA and comics writer, Larger than Life cosplay celebrity, champion fencer (swords, not watches)





Mandy Bardisbanian
V.P. Consumer Products and Licensing
8+ years in merchandising and licensing (Hot Topic Buyer, all categories), Licensing International 2018 Rising Star award winner, Licensing expert, product developer, passionate about licensed consumer products, proud Slytherin.





Taylor Gledhill
Creative Director
Digital Producer on Emmy-winning @Midnight, Comedy Central. Social Media Producer, Funny or Die.





Prophetess Branchcomb
Director of Finance & Accounting
Founder & CEO Sound Profit Tax and Finance, former VP Finance SodexoMAGIC, Mission Director Antioch Missions International, MBA, Finance at University of Southern California, Masters in Business Taxation (Deans List) at University of Southern California.





Michelle P. Carter
Creative Executive
9+ years in television/film (Netflix, CBS, NBC, ABC, HBO, AwesomenessTV), Legion M investor and Valor Award winner





Eric Lam
Business Operations
15+ years Professional DJ, Head of Operations, Logistics, Customer Happiness at New York Rock Exchange, Product Manager, Mobile Web Producer at MobiTV, Three Time Fantasy Football League Champion





Chris Cooper
Marketing/Growth Hacking
20+ years marketing and business development at companies including Sprint, Tivo, MobiTV, AGFA, Lookout, and Dexcom. Independent music producer and artist.





Tyler Harmon
Marketing/Growth Hacking
11+ years in Real Estate and Growth Marketing, Founder Rad Dad, MBA Organizational Development, Former Flying Aircrew Instructor and Staff Sergeant, United States Air Force.





Clare Bateman-King
Worldwide Events and Business Development
25 years in US/UK entertainment industry, including Variety, BAFTA, and Virgin Entertainment Group.





Brandi Plants
Media Response Team
10+ years of community moderation, with a focus on communication and engagement. Writer and Editor. As a multi-



Terri Piñon
Community Management
Early Legion M investor and Valor Award winner, 19 years healthcare, 5 years real estate investing.

round Legion M investor, I love the opportunity to share what I've learned from being a long-time part of the Legion. Got questions? Just ask!





Offering Summary

Company :	Legion M Entertainment, Inc.
Corporate Address :	1801 CENTURY PARK EAST 24TH FLOOR, LOS ANGELES, CA 90067
Offering Minimum :	$15,000.00
Offering Maximum :	$3,000,000.00
Minimum Investment Amount (per investor) :	$105.00

Terms

Offering Type :	Equity
Security Name :	Class A Common Stock
Minimum Number of Shares Offered :	1,000
Maximum Number of Shares Offered :	200,000
Price per Share :	$15.00
Pre-Money Valuation :	$48,512,836.00

Bonus Shares and Rewards

Legion M plans to offer shares of Class A Common Stock to investors under this offering pursuant to Regulation CF at a price of $15.00 per share. Shares sold in the current offering include bonuses and rewards that will be available for qualifying investors, including the grant of additional shares ("bonus shares"), exclusive merch, gift cards, and experiences.

Bonus Shares

Investors who meet the criteria below are eligible for bonus shares from Legion M. For example, if you buy 100 shares of Class A Common Stock at $15.00 / share, and qualify for 10% bonus shares you will receive 110 shares of Class A Common Stock meaning you'll own 110 shares for $1,500.

EXCEPT WHERE EXPLICITLY NOTED BELOW (I.E. LEGION M INVESTOR BONUS), BONUS SHARES CANNOT BE COMBINED -- if an investor qualifies for multiple bonuses, StartEngine will apply the highest bonus level. Bonus shares are granted in addition to any rewards earned (see below).

All bonus shares will be calculated during the checkout process and issued when each individual investment closes. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

EARLY BIRD BONUS SHARES: Investors who purchase shares within the timeframes listed below qualify for Early Bird bonus shares.

● **First 7 days:** 15% bonus shares

● **Next 7 days:** 10% bonus shares

STARTENGINE OWNERS BONUS SHARES: Legion M will offer 10% bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus. This 10% bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail. Details can be found on StartEngine's website.

TIER BONUS SHARES: Any investor who makes an investment in one of the tiers below qualify for bonus shares based on the amount of their investment:

● **TIER 3 ($225+):** 7% bonus shares

● **TIER 4 ($450+):** 8% bonus shares

● **TIER 5 ($900+):** 9% bonus shares

● **TIER 6 ($1,800+):** 10% bonus shares

● **TIER 7 ($4,950+):** 11% bonus shares

● **TIER 8 ($9,900+):** 12% bonus shares

LEGION M INVESTOR BONUS SHARES: Existing Legion M investors from rounds 1 through 7 qualify for an additional 5% bonus shares IN ADDITION TO any other qualifying bonuses. To claim these bonus shares, investors must make their StartEngine investment with the same email their existing Legion M investment has been made.

Rewards

Every investor qualifies for one Reward Tier based on the amount of money invested:

• **All Investors:** Every Round 8 investor will have their name included in the credits of Man in the White Van, a feature film produced by Legion M that is expected to release in 2022. If an investor would like to change how their name is presented, or opt-out of having their name in the credits, they can do so at legionm.com/credits.

• **TIER 1 ($105+):** Exclusive Legion M round 8 t-shirt

• **TIER 2 ($150+):** Exclusive Legion M round 8 t-shirt PLUS $30 gift card for the Legion M store (shop.legionm.com)

• **TIER 3 ($225+):** Exclusive Legion M round 8 t-shirt PLUS $30 gift card for the Legion M store (shop.legionm.com) PLUS qualifying bonus shares (see above)

• **TIER 4 ($450+):** Exclusive Legion M round 8 t-shirt PLUS $60 gift card for the Legion M store (shop.legionm.com) PLUS qualifying bonus shares (see above)

• **TIER 5 ($900+):** Exclusive Legion M round 8 t-shirt PLUS $120 gift card for the Legion M store (shop.legionm.com) PLUS qualifying bonus shares (see above)

• **TIER 6 ($1,800+):** Exclusive Legion M round 8 t-shirt PLUS $240 gift card for the Legion M store (shop.legionm.com) PLUS qualifying bonus shares (see above)

• **TIER 7 ($4,950+):** Exclusive Legion M round 8 t-shirt PLUS $200 gift card for the Legion M store (shop.legionm.com) PLUS qualifying bonus shares (see above) PLUS 2 tickets to a Legion M red carpet premiere.

• **TIER 8 ($9,900+):** Exclusive Legion M round 8 t-shirt PLUS $400 gift card for the Legion M store (shop.legionm.com) PLUS qualifying bonus shares (see above) PLUS 4 tickets to a Legion M red carpet premiere.

Notes on Bonuses and Rewards:

1. Investors will be responsible for any shipping and sales tax related to a Reward.

2. Premieres typically occur in Los Angeles, but may also be available in other areas. Travel, lodging, and accommodations not included.

3. From time to time, Legion M may amend the Reward options at which point Legion will update our offering page at https://startengine.com/legionm.

4. Tax consequences for recipients (including federal, state, local and foreign income tax consequences) with respect to rewards and bonus are the sole responsibility of the investor. investors must consult with their own personal accountant(s) and/or tax advisor(s) regarding these matters.

Additional Notes

Please note that anytime Legion M uses the phrase the "world's first" or the "first" in relation to its business, these claims are based on the Company's knowledge and history of the industry only.

All perks occur after the offering is completed.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Form C Filings


SHOW MORE


Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Legion M Entertainment to get notified of future updates!

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